BOMBARDIER RECREATIONAL PRODUCTS INC.
Management's Discussion and Analysis
of Financial Condition and Results of Operations

CONTENT
1.	INTRODUCTION
2.	CONSOLIDATED OVERVIEW
	2.1	Description of Business
	2.2	Consolidated Results of Operations
	2.3	Effect of Currency Fluctuations
3.	BUSINESS SEGMENT PERFORMANCE
	3.1	Powersports
	3.2	Marine Engines
4.	LIQUIDITY, CAPITAL RESOURCES AND FINANCIAL POSITION
	4.1	Financial Position
	4.2	Statement of Cash Flows
	4.3	Capital Resources
5.	OFF-BALANCE SHEET ARRANGEMENTS
6.	HEDGING ACTIVITIES AND FOREIGN EXCHANGE RATES
7.	CONTRACTUAL OBLIGATIONS
8.	PENSION AND OTHER BENEFIT PLANS

RESTATEMENT

Bombardier Recreational Products Inc. amended and restated its consolidated financial statements and other financial information for the year ended January 31, 2005 and for each of quarters in the year ended January 31, 2005 with respect to the accounting for certain forward foreign exchange contracts.

On February 1, 2004, the Company's forward foreign exchange contracts were designated as hedges of forecasted transactions. For those contracts that were purchased prior to beginning of the fiscal year, the designation of the hedge was made as at February 1, 2004. For those contracts that were purchased subsequent to February 1, 2004, the derivative was designated as a hedge as at the contract inception date. For all of these derivative instruments the Company had used the critical terms method to assess hedge effectiveness.

The Company has concluded that the critical terms method to assess hedge effectiveness did not comply with AcG-13 for those derivatives that had a fair value other than zero on the date they were designated as hedges. Consequently, for those derivatives purchased prior to February 1, 2004 but designated as hedges on February 1, 2004, management has concluded that it was inappropriate to apply hedge accounting for these instruments. As a consequence, the Company was not permitted to defer the recognition of the changes in fair value of forward contracts for these particular derivatives. Consequently, the consolidated balance sheet as of January 31, 2005, the consolidated statement of income, the consolidated statement of cash flows and the consolidated statement of retained earnings for the three and six months periods ended July 31, 2004 have been restated.

The effect of the restatement on the Company's consolidated balance sheet as at January 31, 2005 are not significant and the restatement has no effect on the statement of cash flows other than certain items within Operating activities that have been restated.

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The effect of this non-cash restatement, by line item, on the consolidated statement of income for the three-and six-month periods ended July 31, 2004 is as follows:

	Three months ended		Six months ended
	July 31, 2004		July 31, 2004
	As		As
	previously		previously
	reported	As restated	reported	As restated
Revenues	$ 572.6	$ 573.8	$ 1,195.6	$ 1,197.7
Cost of sales	476.7	476.6	1,010.8	1,010.3
Gross profit	95.9	97.2	184.8	187.4
Foreign exchange loss (gain)	(19.1)	(32.0)	(3.1)	3.4
Income (loss) from continuing operations
before income taxes	19.2	33.4	(25.5)	(29.4)
Income tax expense (recovery)	(1.6)	2.8	(11.8)	(13.0)
Income (loss) from continuing operations	20.8	30.6	(13.7)	(16.4)
Net income (loss)	18.7	28.5	(17.0)	(19.7)

1. INTRODUCTION

The following Management's discussion and analysis ("MD&A"), dated September 12, 2005 is intended to assist the stakeholders in better understanding and evaluating material changes in the financial condition and results of operations of Bombardier Recreational Products Inc and its subsidiaries (the "Company") for the three- and six-month periods ended July 31, 2005 and 2004.

This MD&A should be read together with the interim consolidated financial statements ("Interim Consolidated Financial Statements"). The Interim Consolidated Financial Statements and the notes thereto, have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). These accounting principles conform, in all material respects, with accounting principles generally accepted in the United States ("US GAAP"), except as described in the notes to the interim consolidated financial statements. There has been no material changes in the Company's significant accounting policies during the six-month period ended July 31, 2005.

The results of operations for the interim periods are not necessarily indicative of the results of operations for the full fiscal year, as the Company has historically realised higher sales of personal watercraft in the first and second quarters of the fiscal year and higher sales of snowmobiles in the third and fourth quarters of the fiscal year.

All amounts presented in this MD&A are in Canadian dollars unless otherwise indicated.

2. CONSOLIDATED OVERVIEW
2.1 Description of Business

BRP is a leading designer, manufacturer and distributor of motorised recreational products worldwide. BRP's business consists of a diversified portfolio of products. BRP has a number one market share position in the primary markets of each of its established products: snowmobiles (the Ski-DooTM and LynxTM brands), personal watercraft (the Sea-DooTM brand) and sport boats (the Sea-DooTM brand). In 1998, the Company launched its own product line for all-terrain vehicles or the Bombardier* ATV brand. In 2001, the Company also entered the market for outboard engines, by acquiring the Johnson and Evinrude brands from Outboard Marine Corporation. In addition, BRP-Rotax develops and markets 4-stroke and 2-stroke ROTAXTM engines for motorcycles, scooters, karts and small and ultra-light aircraft. Due to BRP's market leading positions, the Company's products have a large installed base that generates repeat business from customers and support a recurring stream of revenue from related parts, accessories and clothing sales.

BRP's business is comprised of two reportable segments, Powersports and Marine Engines. The Powersports segment includes snowmobiles, personal watercraft, all-terrain vehicles, sport boats, and small engines and the Marine Engines segment includes outboard engines. Powersports is the larger of the two segments.

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2.2 Consolidated Results of Operations

	Three-month ended		Six-month ended
(millions of Canadian dollars)	July 31, 2005	July 31, 2004	July 31, 2005	July 31, 2004
		[Restated]		[Restated]
Revenues	$ 467.3	$ 573.8	$ 1,061.3	$ 1,197.7
Gross profit	80.1	97.2	195.4	187.4
Gross profit percentage	17.1%	16.9%	18.4%	15.6%
Operating income (loss) from continuing operations	(17.3)	13.6	(2.4)	0.9
Net income (loss)	(1.7)	28.5	(4.5)	(19.7)

When comparing one fiscal period to another fiscal period, significant fluctuations in the exchange rates between the Canadian dollar, particularly against the US dollar and the Euro, impacted revenues, gross profit, operating income from continuing operations and therefore net income of the Company. Management evaluated the unfavourable effects of foreign currency fluctuations on consolidated revenues, gross profit and operating income from continuing operations, including the effect of the Company's hedging programs, to be approximately as follows:

	Three-month ended	Six-month ended
(millions of Canadian dollars)	July 31, 2005	July 31, 2005
Effects of foreign currency on revenues	$ (32.0)	$ (60.0)
Effects of foreign currency on gross profit	(10.0)	(20.0)
Effects of foreign currency on operating
income from continuing operations	(6.0)	(11.0)

Consolidated revenues for the three-month period ended July 31, 2005 reached $467.3 million; a decrease of $106.5 million when compared to restated consolidated revenues of $573.8 million for the second quarter of fiscal 2005. The decrease in revenue is a reflection of lower revenues in the powersports and marine engines segments. The decrease is due to lower number of units sold for $109.5 million and the unfavourable effect of foreign exchange rate changes for approximately $32.0 million which was partially offset by higher average selling price and product mix of $34.1 million.

Consolidated revenues for the six-month period ended July 31, 2005 reached $1,061.3 million, a decrease of $136.4 million when compared to restated consolidated revenues of $1,197.7 million for the first half of fiscal 2005. The decrease in revenue for the six-month period is also a reflection of lower revenues in the powersports and marine engines segments. The lower number of units sold amounted to $120.0 million, the unfavourable effect of foreign exchange rate changes of approximately $60.0 million and increasing sales incentives of $8.3 million mainly due to higher retail activity were partially offset by higher average selling price and product mix of $51.0 million.

Consolidated gross profit reached $80.1 million for the second quarter of fiscal 2006 compared to restated consolidated gross profit of $97.2 million for the three-month period ended July 31, 2004. The $17.1 million decrease in gross profit is primarily due to lower number of units sold for $18.3 million, the unfavourable exchange rate variations for approximately $10.0 million and increased sales incentives and concessions of $5.6 million mainly due to higher retail activity which were partially offset by favourable product and pricing mix for $12.6 million and reduced production costs for approximately $3.0 million as a result of product complexity reductions and restructuring of the operations. Gross margin for the second quarter of fiscal 2005 was unfavourably impacted by $2.9 million as a result of inventory sold during that period, which had been increased to the distributor's selling prices as a result of the purchase equation.

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Consolidated gross profit reached $195.4 million for the first half of fiscal 2006 compared to restated consolidated gross profit of $187.4 million for the six-month period ended July 31, 2004. The $8.0 million increase in gross profit is primarily due to favourable product and pricing mix for approximately $31.4 million, decreased production costs for approximately $13.0 million as a result of product complexity reductions and restructuring of the operations, all of which were partially offset by unfavourable foreign exchange rate variations for approximately $20.0 million and lower number of units sold for $12.9 million and increased sales incentives and concessions of $10.5 million due to higher retail activity. Gross margin for the first half of the previous fiscal year was unfavourably impacted by $9.3 million as a result of inventory sold during that period, which had been increased to the distributor's selling prices as a result of the purchase equation.

Operating expenses, comprised of selling and marketing, research and development and general and administrative expenses, amounted to $97.4 million for the three-month period ended July 31, 2005, a $13.8 million increase when compared to $83.6 million for the second quarter of fiscal 2005. Operating expenses amounted to $197.8 million for the six-month period ended July 31, 2005, an increase of $11.3 million when compared to $186.5 million for the first half of fiscal 2005. The increases in selling and marketing expenses are attributable to the promotion of the Evinrude E-TEC outboard engines and the promotion of the sales incentives relating to watercraft. The increase in marketing expense was partially offset by lower research and development expenses. The increase in the general and administrative expenses, during the second quarter of fiscal 2006, results mainly from management's decision to terminate its distributor agreement in France in order to achieve an important milestone of the Company's growth strategy by establishing a direct network with the dealers located in France. From October 1, 2005, BRP will distribute directly its products to its dealer network in France.

Financing costs totalled $8.9 million for the second quarter of fiscal 2006 compared to $10.8 million for the three-month period ended July 31, 2004 and $17.0 million for the first half of fiscal 2006 compared to $24.5 million for the six-month period ended July 31, 2004. These decreases result mainly from lower borrowings pursuant to the debt repayments, lower exchange rate and reduced amortisation of the deferred financing cost.

Foreign exchange (gains) and losses for the three and six-month periods were as follows:

	Three-month ended		Six-month ended
(millions of Canadian dollars)	July 31, 2005	July 31, 2004	July 31, 2005	July 31, 2004
		[Restated]		[Restated]
On long-term debt	$ (7.8)	$ (19.9)	$ (2.1)	$ 1.3
On derivative financial instruments	—	(12.9)	2.2	6.5
Other	(8.5)	0.8	(6.6)	(4.4)
	$ (16.3)	$ (32.0)	$ (6.5)	$ 3.4

The net gains and losses on derivative financial instruments result from not applying hedge accounting to certain forward foreign exchange contracts. The other foreign exchange gains and losses are derived from the conversion into Canadian dollars of accounts in foreign currencies and foreign integrated operations.

Income tax recovery was $8.2 million for the second quarter of fiscal 2006; a variation of $11.0 million when compared to a restated income tax expense of $2.8 million for the three-month period ended July 31, 2004. Income tax recovery was $6.9 million for the first half of fiscal 2006; a variation of $6.1 million when compared to a restated income tax recovery of $13.0 million for the six-month period ended July 31, 2004. The current income tax expense amounted to $1.6 million for the second quarter of fiscal 2006 whereas during the second quarter of fiscal 2005 the current income tax expense amounted to $6.4 million. The decreases in income tax expense are mainly due to the decrease income from continuing operations before income taxes in the second quarter of fiscal 2006 when compared to the corresponding period of previous fiscal year.

As a result of the above, net loss for the three-month period ended July 31, 2005 amounted to $1.7 million, compared to the restated net income of $28.5 million for the second quarter of fiscal 2005. Net loss for the six-month period ended July 31, 2005 amounted to $4.5 million, an improvement of $15.2 million compared to the restated net loss of $19.7 million for the first half of fiscal 2005.

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2.3 Effect of Currency Fluctuations

The Company is subject to currency fluctuations from the translation of revenues and expenses and of assets and liabilities of the self-sustaining foreign operations using a functional currency other than the Canadian dollar and from transactions in foreign currencies, mainly the US dollar and the Euro. Management believes that exchange rate movements, particularly of the US dollar to the Canadian dollar and the Euro to the Canadian dollar could have a significant impact on the Company's Consolidated Financial Statements.

The period-end exchange rates used to translate assets and liabilities were as follows:
	July 31, 2005	January 31, 2005
US dollar	1.2259 $CA/$US	1.2380 $CA/$US
Euro	1.4868 $CA/Euro	1.6157 $CA/Euro

When comparing the July 31, 2005 exchange rates to the January 31, 2005 exchange rates, the Canadian dollar strengthened in relation to the US dollar and to the Euro by approximately 1% and 8%, respectively.

The average exchange rates used to translate revenues and expenses, excluding any effect of the Company's hedging program, were as follows:

	Three-month period ended		Six-month period ended
	July 31, 2005	July 31, 2004	July 31, 2005	July 31, 2004
US dollar	1.2414 $CA/$US	1.3537 $CA/$US	1.2357 $CA/$US	1.3431 $CA/$US
Euro	1.5300 $CA/Euro	1.6430 $CA/Euro	1.5683 $CA/Euro	1.6419 $CA/Euro

When comparing the average exchange rates for the three-month period ended July 31, 2005 to the average exchange rates for the three-month period ended July 31, 2004, the Canadian dollar strengthened in relation to the US dollar and to the Euro by approximately 8% and 7%, respectively.

When comparing the average exchange rate for the first half of fiscal 2006 to the corresponding period of fiscal 2005, the Canadian dollar strengthened in relation to the US dollar and to the Euro by approximately 8% and 4%, respectively.

The Company's primary exposures are to US dollar denominated sales in excess of its purchases, Euro denominated purchases in excess of its sales and foreign exchange movements on the US dollar denominated debt.

In addition to the impact of movements in exchange rates on translation into Canadian dollars of the Company's foreign currency transactions, described above, the Company's results can also be influenced by the impact of movements in exchange rates on foreign integrated operations. A portion of the Company's sales and operating expenses are derived from foreign integrated operations denominated in currencies other than the Canadian dollar. Sales made outside Canada are denominated in foreign currencies, and these currencies could become less valuable prior to conversion into Canadian dollars as a result of exchange rate fluctuations. Unfavourable currency fluctuations could result in lower revenues for the Company, when expressed in Canadian dollars.

However, foreign currency transactions occurring in a given period may not have been fully impacted by the movements in exchange rates of that same period as a result of the Company's hedging programs. The Company's current practice is to use derivative financial instruments to manage foreign currency exchange rate risks for the short term exposure while for the long term the Company aims to have a natural hedge position by balancing its inflows and outflows by currency.

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3. BUSINESS SEGMENT PERFORMANCE

BRP operates in two reportable segments, Powersports and Marine Engines. Management evaluates performance based on operating income. Operating income does not include allocated corporate office charges for administrative functions as well as financing costs, other income and expenses and income taxes.

When comparing one period to another, significant fluctuations in the exchange rates between the Canadian dollar, particularly against the US dollar and the Euro, impact segmented revenues, and segmented operating income. Management evaluated the favourable/(unfavourable) effects of foreign currency fluctuations, net of the effect of the Company's hedging programs, approximately as follows:

	Three-month period	Six-month period
(millions of Canadian dollars)	ended July 31, 2005	ended July 31, 2005
Effects of foreign currency on segmented revenues
Powersports	$ (20.0)	$ (41.0)
Marine Engines	(12.0)	(19.0)
	$ (32.0)	$ (60.0)
Effects of foreign currency on segmented operating income
Powersports	$ (9.0)	$ (16.0)
Marine Engines	3.0	5.0
	$ (6.0)	$ (11.0)

The segmented revenues were as follows:
	Three-month ended		Six-month ended
(millions of Canadian dollars)	July 31, 2005	July 31, 2004	July 31, 2005	July 31, 2004
		[Restated]		[Restated]
Powersports	$ 321.9	$ 419.0	$ 793.7	$ 903.2
Marine Engines	152.9	164.5	291.5	315.6
Intersegment revenues	(7.5)	(9.7)	(23.9)	(21.1)
Total consolidated revenues	$ 467.3	$ 573.8	$ 1,061.3	$ 1,197.7

The segmented operating income (loss) were as follows:
	Three-month ended		Six-month ended
(millions of Canadian dollars)	July 31, 2005	July 31, 2004	July 31, 2005	July 31, 2004
		[Restated]		[Restated]
Powersports	$ (13.7)	$ 22.1	$ 19.3	$ 31.1
Marine Engines	14.3	7.8	9.5	(3.1)
Total	$ 0.6	$ 29.9	$ 28.8	$ 28.0

3.1 Powersports

Powersports segmented revenues were $321.9 million for the three-month period ended July 31, 2005 as compared to $419.0 million for the second quarter of fiscal 2005. The decrease in revenue is primarily a result of lower number of units sold amounting to $90.5 million. The decrease number of ATVs, snowmobiles and Rotax engines sold to OEMs was partially offset by increased number of watercraft sold. There were no scheduled deliveries of ATVs under the Deere & Company manufacturing supply agreement and management decided to discontinue the production of the Traxter and Quest utility models. Snowmobiles sales were lower compared to the same period of the previous fiscal year primarily due to timing in deliveries to dealers. The reduction in the number of units sold and the unfavourable impact of exchange rates of approximately $20.0 million were partially offset by higher average selling price and product mix of $16.9 million.

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Segmented revenues reached $793.7 million for the six-month period ended July 31, 2005 as compared to $903.2 million for the first half of fiscal 2005. The decrease is due to lower number of units sold as indicated above totalling $93.0 million. The reduction in the number of units sold, the impact of unfavourable exchange rate movements of approximately $41.0 million and the additional sales incentives of $13.0 million due to higher retail activity were partially offset by higher average selling price and product mix of $34.0 million.

Powersports segment operating loss amounted to $13.7 million for the second quarter of fiscal 2006 as compared to an operating income of $22.1 million for the three-month period ended July 31, 2004. The reduction in operating income is due to the combination of reduced number of units sold of $15.9 million, unfavourable foreign exchange rate movements of approximately $9.0 million, higher operating expenses of $9.7 million and increased sales incentives and concessions of $10.6 million due to higher retail activity, all of which were partially offset by favourable product and pricing mix of $7.4 million and reduced production costs of $2.5 million as a result of product complexity reductions and restructuring of the operations.

Segmented operating income amounted to $19.3 million for the first half of fiscal 2006 as compared to $31.1 million for the six-month period ended July 31, 2004. The decrease in operating income is a result of lower number of units sold of $9.1 million, unfavourable foreign exchange rate movements of approximately $16.0 million and increased sales incentives and concessions of $17.2 million due to higher retail activity, all of which were offset in part by favourable product mix of $17.9 million and reduced production costs of $9.7 million as a result of product complexity reductions and restructuring of the operations. Gross margin for the first half of the previous fiscal year was unfavourably impacted by $7.8 million as a result of inventory sold during that period which were recorded at the distributor's selling prices as a result of the purchase equation.

3.2 Marine Engines

Marine Engines segmented revenues decreased to $152.9 million for the three-month period ended July 31, 2005 compared to $164.5 million for the second quarter of fiscal 2005. The decrease results primarily from a lower number of units sold due to the reduction in the number of models for $19.1 million and the strengthening of the Canadian dollar in relation to the US dollar for approximately $12.0 million all of which were partially offset by an improved product mix of $21.4 million resulting from an increase in the number of Evinrude E-TEC engines sold.

Segmented revenues decreased to $291.5 million for the six-month period ended July 31, 2005 compared to $315.6 million for the first half of fiscal 2005. The decrease results primarily from lower number of units sold resulting from the reduction of the number of models for $26.9 million and the strengthening of the Canadian dollar in relation to the US dollar for approximately $19.0 million which were offset in part by an improved product and pricing mix of $21.7 million.

Marine Engines segment operating income amounted to $14.3 million for the second quarter of fiscal 2006 as compared to $7.8 million for the three-month period ended July 31, 2004. Segment operating income amounted to $9.5 million for the first half of fiscal 2006 as compared to an operating loss of $3.1 million for the six-month period ended July 31, 2004. The increase in the segment's operating income results from improved margins due to the model rationalisation and better margins on the Evinrude E-TEC outboard engines totalling $5.1 million and $13.5 million for the three- and six-month period, respectively. The favourable impacts from the improved operating income were partially offset by increased marketing expenses for the promotion of the Evinrude E-TEC outboard engines brand through advertising efforts.

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4. LIQUIDITY, CAPITAL RESOURCES AND FINANCIAL POSITION

The Company's principal sources of liquidity are cash generated from operations and revolving facilities. A summary of the cash flow and additional information, for the periods ended July 31, are presented below:

	Three-month ended		Six-month ended
(millions of Canadian dollars)	July 31, 2005	July 31, 2004	July 31, 2005	July 31, 2004
Cash flow from operating activities before net
change in non-cash working capital items
related to operations	$ 0.3	$ 26.6	$ 30.0	$ 27.1
Net change in non-cash working capital items
related to operations	(54.5)	53.4	(89.4)	24.0
Cash flows from operating activities	(54.2)	80.0	(59.4)	51.1
Additional information
Net additions to property, plant and
equipment	(12.6)	(11.2)	(23.1)	(19.7)

The Company's primary sources of funds are provided by cash balances, cash from operating activities, and borrowings under the $250 million Revolving Facilities. The primary uses of funds are capital investments and working capital. Based on the current level of operations, Management believes that cash on hand, cash flows from operations and available borrowings under the Revolving Facilities will enable the Company to meet its working capital, capital expenditure, debt service and other funding requirements for at least the next twelve months.

The seasonality of production and shipments causes working capital requirements to fluctuate during the year. Typically, working capital needs grow through the spring and summer, with a peak in mid-summer and decline through the autumn and winter. Management believes that cash and availability under the senior secured Amended and Restated Credit Agreement provides sufficient liquidity for its operations.

4.1 Financial Position

Significant variations in the financial position since January 31, 2005 are as follows:

  Accounts receivables amounted to $91.3 million as at July 31, 2005 compared to $112.7 million as at January 31, 2005. This $21.4 million decrease is mainly due to the timing of deliveries, more rapid collection of sales taxes, lower sales to OEM which are not factored and lower number of days of revenues which were not floorplanned.

  Inventories amounted to $332.7 million as at July 31, 2005, compared to $302.1 million as at January 31, 2005. This $30.6 million increase is mainly due to higher finished goods due to the timing of deliveries and the effect of foreign exchange rate changes of approximately $9.0 million.

  Accounts payable and accrued liabilities amounted to $469.6 million as at July 31, 2005, compared to restated accounts payable and accrued liabilities of $595.2 million as at January 31, 2005. This $125.6 million decrease is mainly due to a reduction in trade payables, wages and related liabilities, due to Bombardier Capital Inc. with respect to the factoring arrangement and the payment of restructuring costs. The effect of foreign exchange rate changes represents a reduction of accounts payable and accrued liabilities of approximately $19.0 million.

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In connection with the acquisition, Management approved and initiated a plan to restructure the recreational products business. In the six-month period ended July 31, 2005 the Company paid $8.3 million related to the restructuring of the recreational products business which were comprised of severance costs and facilities shutdown costs.

Also on November 9, 2004, BRP announced additional restructuring of its operations, including a reduction of its workforce. The majority of the remaining $1.3 million of severance cost is expected to be paid during fiscal 2006. The additional restructuring activities undertaken are on schedule and according to plan.

The debt structure consisted of the following:

	Maturity	Effective	As at	As at
	date	interest rate	July 31, 2005	January 31, 2005
Classified as current liabilities:
$250 million Revolving Facilities	2008	5.20%	$ 57.6	$ 12.3
US $280 million Term Facilities	2010	—	—	147.2
Classified as long-term liabilities:
US $50 million Term Facility	2011	5 1/8%	61.0	—
US $200 million Senior subordinated notes	2013	8 3/8%	245.2	247.6
Other	2008	2.00%	1.9	1.9

4.2 Statement of Cash Flows

Net cash provided by operating activities, before net change in working capital items, totalled $0.3 million for the three-month period ended July 31, 2005 compared to net cash provided by operating activities before net change in working capital items of $26.6 million for the three-month period ended July 31, 2004. For the first half of fiscal 2006, net cash provided by operating activities, before net change in working capital items, totalled $30.0 million, compared to $27.1 million for the corresponding period of previous fiscal year.

Net cash used by investing activities totalled $13.9 million for the three-month period ended July 31, 2005 of which $12.8 million was used for capital expenditures and the settlement of acquisition accruals of $1.3 million. Net cash used in investing activities totalled $18.7 million for the three-month period ended July 31, 2004 mainly relating to capital expenditures amounted to $11.3 million and $7.5 million related to the settlement of acquisition accruals. For the first half of fiscal 2006, net cash used by investing activities totalled $24.8 million, compared to $33.6 million for the corresponding period of previous fiscal year. The $6.6 million reduction is mainly due to lower cash paid for the settlement of acquisition accruals.

Net cash provided by financing activities totalled $57.0 million for the three-month period ended July 31, 2005 mainly attributable to increase borrowing under the term facility. Net cash used in financing activities totalled $2.7 million for the three-month period ended July 31, 2004. For the first half of fiscal 2006, net cash used by financing activities totalled $40.3 million, compared to $1.1 million provided by financing activities for the corresponding period of previous fiscal year. The variation reflects the net increase in bank borrowings.

Cash paid for income taxes for the six-month periods ended July 31, 2005 and 2004 amounted to $4.2 million and $6.5 million. The decrease is partially due to the timing of tax payments related to the tax filings of the 2005 fiscal year for the US legal entities. In addition, interim tax payments during the fiscal year 2005 have been substantially higher, as a result of changes in the tax structure pursuant to the acquisition.

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4.3 Capital Resources

As of July 31, 2005, the debt structure consisted of US $200 million (approximately $245.0 million) aggregate principal amount senior subordinated notes and a Senior Secured Credit Facilities consisting of (i) US $50 million (approximately $61.0 million) Term Facility maturing in 2011, and (ii) $250 million Revolving Facilities with a maturity of five years. At July 31, 2005, availabilities under the Revolving Facilities stood at $163.0 million. The Company had issued letters of credit for an amount of $29.4 million, under the revolving credit facility.

Under the senior secured Amended and Restated Credit Agreement, the Company can borrow up to $250 million ("available borrowings") under Revolving Facilities, which terminates on December 18, 2008. Pursuant to the Revolving Facilities, the Company may borrow up to $200.0 million of the available borrowings, which borrowings may be denominated, in Canadian dollars, in US dollars or in Euros, and one of the Company's wholly owned subsidiaries may borrow up to $50.0 million of the available borrowings, which borrowings will be denominated in U.S dollars. Available borrowings can also be drawn in the form of letters of credit by the Company for an amount of $100.0 million in Canadian dollars, U.S dollars or Euros and by one of the Company's wholly owned subsidiaries for an additional US $20.0 million (approximately $25.0 million).

The Senior Secured Credit Agreement was amended and restated on February 9, 2005 to provide for a new Term Facility of US $50 million (approximately $61.0 million), which will mature January 31, 2011. The Company may also, at any time or from time to time, request one or more additional tranches of US dollar denominated term loans of an aggregate amount not to exceed US $100 million.

5. OFF-BALANCE SHEET ARRANGEMENTS
Off-Balance Sheet Obligations

The Company has agreements with finance companies to provide financing to its dealers to facilitate their purchase of the Company's products. These agreements improve the Company's liquidity by financing dealer purchases of products without requiring substantial use of its working capital. A significant percentage of the Company's sales of snowmobiles, personal watercraft, ATVs, sport boats, and outboard engines to dealers in North America are financed under such arrangements. In the event of a dealer default, the Company may be required to repurchase, from the finance companies, new and unused products at the total unpaid principal balance of the dealer to the finance companies. No material losses have been incurred under these agreements. However, an adverse change in market conditions or other factors could cause this situation to change and thereby require the Company to perform under this obligation and to purchase the finance companies' repossessed units. The purchase price with respect to these repurchases is generally the unpaid balance on the original invoice. The Company's commitment to repurchase new and unused product, on an annual basis, amounts to the greater of US $25.0 million or 10% of the average amount of financing outstanding under such floorplanning agreements.

The total amount of floorplan financing provided to dealers in North America, Australia and New Zealand during the six-month period ended July 31, 2005 and 2004 was $617.1 million and $673.5 million, respectively. The amount outstanding as of July 31, 2005 and January 31, 2005 was $588.7 million and $739.4 million, respectively. The Company's portion of financing charges under the free floorplanning programs described above for the six-month period ended July 31, 2005, and 2004 was $14.9 million and $14.2 million, respectively.

On June 1, 2005, Bombardier Inc. ("Bombardier") announced the closing of the sale of Bombardier Capital Inc.'s ("BC") Inventory Finance Division to GE Commercial Finance. Until such date, the Company recorded its transactions, with BC, as related party floorplan financing transactions.

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On June 3, 2005, two subsidiaries of the Company, BRP Finland OY and BRP Norway AS, entered into a five-year agreement for the transfer of their receivables. According to this agreement the third party financial institution agreed to purchase receivables up to €35 million ("the Facility Agreement"). Under the Facility Agreement, 85% of the invoices from approved customers will be advanced to the Company, on a non-recourse basis. This agreement replaced a receivable transfer arrangement with Bombardier Capital Inc which expires in June 2005.

Also as part of the working capital management, the Company sells receivables to finance companies. The total amount of receivables factoring world-wide during the six-month periods ended July 31, 2005 and 2004 was $233.6 million and $408.5 million, respectively. The amount outstanding as of July 31, 2005 and January 31, 2005 was $52.0 million and $166.7 million, respectively. Related financing charges for the six-month periods ended July 31, 2005 and 2004 were $2.0 million and $3.0 million, respectively.

6. HEDGING ACTIVITIES AND FOREIGN EXCHANGE RATES

There has been no material changes in the Company's management of its foreign exchange exposures during the six-month period ended July 31, 2005.

Outstanding forward foreign exchange contracts, by maturity date, are as follows:
(millions of Canadian dollars)			July 31, 2005		January 31, 2005
				CAD		CAD
			Weighted	equivalent	Weighted	equivalent
	Sell	Buy	average	notional	average	notional
	currency	currency	rate	amount	rate	amount
Sell contracts:
Less than 1 year	USD	CAD	$ 0.7644	$ 491.5	0.7495	$ 449.8
Between 1 and 2 years	USD	CAD	0.8123	207.8	0.7865	200.1

Buy contracts:
Less than 1 year	CAD	Euro	0.6038	163.1	0.6042	183.9
Between 1 and 2 years	CAD	Euro	0.6382	77.7	0.6114	90.5

7. CONTRACTUAL OBLIGATIONS

BRP and Deere and Company have agreed to maintain, through model year 2006, their agreement for the supply by BRP of the Buck and Trail Buck ATVs, which are based on the Traxter platform. The Company does not expect any orders until the end of the agreement. Thereafter, BRP will no longer offer the Traxter utility-oriented models and will terminate the supply arrangement, in accordance with its terms and conditions. The Company does not expect that the termination of the supply arrangement will have a significant impact on its financial position, results of operations or cash flows.

On June 1, 2005, Bombardier announced the closing of the sale of Bombardier Capital Inc.'s ("BC") Inventory Finance Division to GE Commercial Finance.

8. PENSION AND OTHER BENEFIT PLANS

The Company sponsors several domestic and foreign funded and unfunded defined benefit pension plans covering a majority of its employees in Canada, the United States, Austria and Belgium. The Company provides a defined contribution plan for its employees in the United States. The Company also provides post-retirement benefit plans. These benefit plans essentially consist of post-retirement health care coverage and life insurance benefits in Canada.

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The Company froze the existing primary Canadian defined benefit pension plan with the support of the affected employees. Following the curtailment of that pension plan, employees are no longer able to earn benefits by providing future service but actuarial and investment risks are not eliminated, since current retirees are still covered by the defined benefit pension plan, and employees still on the payroll as at the June 1, 2005 termination date will not lose the benefits they have accumulated until that date. Also the Company agreed to the creation of a replacement pension plan, which would be a defined contribution plan, subject to finalisation of regulatory approval.

Participation in the new Canadian defined contribution plan will be optional for current but mandatory for the new employees with a minimum contribution rate of 4% of their salaries. The Company will match employee contributions up to a maximum of 6%. As a transition, the Company will make additional contributions, for the current employees, up to 5% of their salaries based on age and years of service accumulated as at June 1, 2005, the reform date.

Forward-looking statements

This MD&A includes forward-looking statements regarding, among other things, the Company's plans, strategies and prospects, both business and financial. All statements contained in this document other than historical information are forward-looking statements. Forward-looking statements include, but are not limited to, statements that represent the Company's beliefs concerning future operations, strategies, financial results or other developments, and contain words and phrases such as "may," "expects," "should," or similar expressions. Because these forward-looking statements are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond the Company's control or are subject to change, actual results could be materially different. Although the Company believes that its plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, the Company cannot assure you that it will achieve or realise these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Important factors that could cause actual results to differ materially from the forward-looking statements include, but are not limited the following: the Company's high degree of leverage and significant debt service obligations; restrictions under the Company's senior secured credit agreement and the indenture governing the Company's senior subordinated notes; changes in interest rates; changes in foreign currency valuations and economic conditions in the countries where the Company does business; the Company's ability to introduce new, or improve existing, products; the Company's failure to protect its trademarks, patents and other intellectual property rights; changes in the price of raw materials; interruptions in deliveries of raw materials or finished goods; the Company's ability to effectively compete and changes in competition or other trends in the industries in which it competes; current and future litigation; and acceptance by the Company's customers of new products it develops or acquires.

Consequently, such forward-looking statements should be regarded solely as the Company's current plans, estimates and beliefs. The Company does not intend, and does not undertake, any obligation to update any forward-looking statements to reflect future events or circumstances after the date of such statements.

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